SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 5

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2014, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 4 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5 to 7 hereof;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 7 hereof to the “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” section; and

-	Exhibit (h) “Certain Information Relating to KfW’s Debt Securities” is hereby added and the exhibit index is hereby amended by adding the following text: “Exhibit (h)—Certain Information Relating to KfW’s Debt Securities.”

This report is intended to be incorporated by reference into KfW’s prospectus dated November 5, 2015 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 3, 2016, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0933 (EUR 0.9147 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from November 2015 through January 2016, as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
November 2015	1.1026	1.0562
December 2015	1.1025	1.0573
January 2016	1.0964	1.0743

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Year Ended December 31, 2015

The following information is primarily derived from KfW’s press release and related press conference of February 3, 2016 announcing selected preliminary results for the full year ended December 31, 2015. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for the year ended December 31, 2015 in late April 2016.

As of December 31, 2015, KfW’s consolidated total assets amounted to EUR 503.0 billion, an increase of 2.8% or EUR 13.9 billion, compared to EUR 489.1 billion as of December 31, 2014. KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) increased by 2.6%, or EUR 14.7 billion, to EUR 587.2 billion as of December 31, 2015.

KfW expects its group operating result before valuation and promotional activities for 2015 to be in line with its positive financial performance for the first three quarters of 2015. The group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and (iv) expenses related to promotional activities.

KfW expects to post full-year consolidated results for 2015 that are in line with its positive financial performance for the first three quarters of 2015.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the full year ended December 31, 2015 as compared with the same period in 2014.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2015 (1)	2014	% change
	(EUR in millions)		(in %)
Mittelstandsbank (SME bank)	20,431	19,924	3
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions)	30,054	27,699	9
Export and project finance (KfW IPEX-Bank)	20,214	16,638	21
Promotion of developing and transition countries	7,726	8,829	-12
of which KfW Entwicklungsbank	6,662	7,356	-9
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,064	1,473	-28
Capital markets	1,119	1,203	-7

Total promotional business volume (2) (3)	79,314	74,141	7

(1)	Preliminary and unaudited.

(2)	Total promotional business volume for the full year ended December 31, 2015 has been adjusted for commitments of EUR 229 million, compared to EUR 153 million for the corresponding period in 2014, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(3)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

In 2015, KfW’s total promotional business volume increased to EUR 79.3 billion from EUR 74.1 billion in 2014. This increase was primarily driven by increases in commitments in KfW’s export and project finance and Kommunal- und Privatkundenbank/Kreditinstitute business sectors.

Commitments in the Mittelstandsbank business sector increased slightly to EUR 20.4 billion in 2015 from EUR 19.9 billion in 2014. This increase was mainly attributable to increased commitments in the field of start-up financing and under KfW’s environmental investment programs, particularly under the Renewable Energies Program and the Energy Efficiency Program.

Commitments in the business sector Kommunal- und Privatkundenbank/Kreditinstitute increased to EUR 30.1 billion in 2015 from EUR 27.7 billion in 2014. This increase was primarily driven by an increase in commitments for Kommunal- und Privatkundenbank/Kreditinstitute’s housing investments and municipal infrastructure investments.

Commitments in KfW’s export and project finance business sector increased significantly to EUR 20.2 billion in 2015 from EUR 16.6 billion in 2014. This increase was mainly linked to an increase in commitments for KfW IPEX-Bank’s maritime industry sector, increased commitments for its power, renewables and water sector, its aviation and rail sector and its industry and services sector.

Commitments related to KfW’s promotion of developing and transition countries business sector decreased to EUR 7.7 billion in 2015 from EUR 8.8 billion in 2014. This development was attributable to KfW Entwicklungsbank’s lower commitments in 2015, compared to its record-high commitments in 2014, and to DEG’s lower commitments in 2015 due to its focus for new business on financings with a good risk return profile and a high degree of relevance to development.

Commitments under KfW’s capital markets business sector decreased slightly to EUR 1.1 billion in 2015 from EUR 1.2 billion in 2014 as investments in the ABS (asset-backed securities) and ABCP (asset-backed commercial paper) portfolio for promotional purposes decreased in 2015. Investments in KfW’s green bond portfolio, which was launched in the course of 2015, amounted to EUR 281 million as of December 31, 2015.

Sources of Funds

The volume of funding raised in the capital markets in 2015 totaled EUR 62.6 billion, of which 37% was raised in euro, 45% in U.S. dollars and the remainder in 12 other currencies.

KfW has announced that it expects its volume of funding to be raised in the capital markets in 2016 to be in a range of EUR 70 billion to EUR 75 billion.

Other Recent Developments

Special Loan Program “Refugee Accommodation”

In September 2015, KfW announced a special loan program for German municipalities to promote the development of refugee accommodation. Cities and municipalities can apply for interest-free loans from KfW to invest in new construction, conversion, renovation or acquisition of accommodation for refugees. Due to ongoing high demand from German municipalities, KfW increased the program size for the third time from EUR 1.0 billion to a total volume of EUR 1.5 billion in January 2016.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2014	0.2	1.1
4th quarter 2014	0.6	1.4
1st quarter 2015	0.3	1.1
2nd quarter 2015	0.4	1.6
3rd quarter 2015	0.3	1.7

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.3% after price, seasonal and calendar adjustments in the third quarter of 2015 compared to the second quarter of 2015. Compared to the previous quarter, the most significant contribution to GDP came from domestic final consumption expenditure. The final consumption expenditure of both households and government increased. By contrast, gross fixed capital formation decreased slightly. According to provisional calculations, the development of foreign trade had a downward effect on growth because the increase in imports was substantially larger than that of exports.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the third quarter of 2015 increased by 1.7% in price and calendar-adjusted terms compared to the corresponding period in 2014, following an increase of 1.6% in the second quarter of 2015.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 3rd quarter of 2015, press release of November 24, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/11/PE15_430_811.html).

In 2015 as a whole, GDP increased by 1.7% compared to 2014 in price-adjusted terms, according to preliminary calculations of the German Federal Statistical Office. As in 2014 (1.6%), the annual growth rate in 2015 was above the average of the last ten years (1.3%). In price- and calendar-adjusted terms, GDP increased by 1.5% in 2015 because the number of working days in 2015 was higher than in 2014.

One of the most significant factors behind German economic growth in 2015 was final consumption expenditure of households and of government, which increased, in price-adjusted terms, by 1.9% and 2.8%, respectively, compared to 2014. In addition, gross fixed capital formation in machinery and equipment increased by 3.6% and gross fixed capital formation in construction increased by 0.2% compared to 2014.

German exports of goods and services increased, in price-adjusted terms, by 5.4% in 2015 compared to 2014, while imports increased by 5.7%. The balance of exports and imports thus made a relatively small contribution of 0.2 percentage points to GDP growth in 2015.

Source: Statistisches Bundesamt, German economy continues to grow in 2015, press release of January 14, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_014_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
December 2014	0.0	0.2
January 2015	-1.0	-0.3
February 2015	0.9	0.1
March 2015	0.5	0.3
April 2015	0.0	0.5
May 2015	0.1	0.7
June 2015	-0.1	0.3
July 2015	0.2	0.2
August 2015	0.0	0.2
September 2015	-0.2	0.0
October 2015	0.0	0.3
November 2015	0.1	0.4
December 2015	-0.1	0.3

On an annual average, consumer prices in Germany increased by 0.3% in 2015 compared to 2014. The year-on-year rate of price increase has been decreasing since 2011 (2011: 2.1%; 2012: 2.0%; 2013: 1.5%; 2014: 0.9%). The low year-on-year rate of price increase in 2015 was largely due to the decline in energy prices, which decreased by 7.0% compared to 2014 mainly as a result of the development of crude oil prices. Compared to 2014, food prices increased by 0.8% in 2015. Over the same period, prices for total goods decreased by 0.8% while prices for services increased by 1.2%.

In December 2015, consumer prices in Germany rose by 0.3% compared to December 2014. The low inflation rate in December 2015 was mainly due to a 6.5% decrease in energy prices compared to December 2014. Most notably, prices for heating oil and motor fuels decreased by 23.3% and 7.5%, respectively, compared to the corresponding period in 2014. Excluding the prices of energy products, the inflation rate in December 2015 compared to December 2014 would have been 1.1%.

Food prices increased by 1.4% in December 2015 compared to December 2014. Overall, the prices of goods decreased by 0.6% in December 2015 compared to December 2014, primarily as a result of the decrease in prices of energy products. By contrast, prices for services increased by 1.2% in December 2015 compared to December 2014, mainly due to a 1.0% increase in net rents exclusive of heating expenses.

Compared to November 2015, the consumer price index decreased by 0.1% in December 2015. Overall, energy prices decreased by 2.9% from November 2015 to December 2015. Prices for food decreased by 0.4% over the same period.

Source: Statistisches Bundesamt, Consumer prices in 2015: +0.3% on the previous year, press release of January 19, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_018_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2014	4.5	4.9
January 2015	4.9	4.8
February 2015	5.3	4.8
March 2015	4.8	4.8
April 2015	4.9	4.7
May 2015	4.5	4.7
June 2015	4.6	4.6
July 2015	4.6	4.6
August 2015	4.3	4.6
September 2015	4.3	4.5
October 2015	4.4	4.5
November 2015	4.6	4.5
December 2015	4.5	4.5

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 441,000 persons, or 1.0%, from December 2014 to December 2015. Compared to November 2015, the number of employed persons in December 2015 increased by approximately 43,000, after adjustment for seasonal fluctuations.

In December 2015, the number of unemployed persons decreased by approximately 6,000, or 0.0%, compared to December 2014. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2015 remained unchanged compared to November 2015, at 1.91 million.

Sources: Statistisches Bundesamt, December 2015: positive labour market figures again, press release of February 2, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/02/PE16_033_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to November 2015	January to November 2014
Trade in goods, including supplementary trade items	243.6	208.2
Services	-38.1	-40.6
Primary income	54.4	55.2
Secondary income	-35.8	-35.6

Current account	224.0	187.2

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in November 2015: +7.7% on November 2014, press release of January 8, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_007_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations of the Federal Statistical Office, the German Federal Government, federal states and municipalities as well as security funds (together, the general government) recorded a net lending of EUR 16.4 billion in 2015. When measured as a percentage of GDP at current prices, the surplus ratio of the general government was 0.5%.

Source: Statistisches Bundesamt, German economy continues to grow in 2015, press release of January 14, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_014_811.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ DR FRANK CZICHOWSKI

Name: Dr Frank Czichowski
Title: Senior Vice President and Treasurer

By:	/s/ JÜRGEN KÖSTNER

Name: Jürgen Köstner
Title: Vice President

Date: February 4, 2016